UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

PHILLIPS EDISON & COMPANY, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

71844V201

(CUSIP Number)

Jeffrey S. Edison

11501 Northlake Drive

Cincinnati, Ohio 45249

Telephone: (513) 554-1110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Jeffrey S. Edison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,230,304.667 (1)
	8	SHARED VOTING POWER 5,525,999.15 (2)
	9	SOLE DISPOSITIVE POWER 3,230,324.667 (1)
	10	SHARED DISPOSITIVE POWER 5,525,999.15 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 8,756,303.81 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (4)
14	TYPE OF REPORTING PERSON IN

(1)

Represents (i) 158,294 shares of Common Stock held directly, and (ii) 3,072,010.667 units of limited partnership interest (“OP Units”) in Phillips Edison Grocery Center Operating Partnership I, L.P., a Delaware limited partnership and subsidiary of the Issuer (“PECO OP”) held directly. The OP Units are exchangeable for cash or, at the election of PECO OP, shares of the Common Stock on a one-to-one basis. OP Units that were issued upon conversion of unvested Class B Units are still subject to the same vesting schedule as the originally granted unvested Class B Units.

(2)

Represents an aggregate of 156,108 shares of Common Stock and 5,369,891.15 OP Units as to which the Reporting Person has shared voting and dispositive power, as follows:(i) 2,424,405.871 OP Units held by Jeffrey Edison Family Trust, wherein the Reporting Person’s spouse is the trustee; (ii) 12,088 shares of Common Stock and 1,134,215.303 OP Units by Edison Properties LLC; (iii) 431,233.177 OP Units by Edison Family Trust, wherein the Reporting Persons is co-trustee; (iv) 330,666.876 OP Units by Edison Ventures Trust, wherein the Reporting Person is trustee; (v) 500,593.389 OP Units by Spouse’s Family Trust, wherein the Reporting Person is trustee; (vi) 276,927.452 OP Units by Old 97, Inc.; (vii) 33,333 shares of Common Stock and 60,583.377 OP Units by Father’s Trust, wherein the Reporting Person is a co-trustee; (viii) 211,265.707 OP Units by Spouse’s Trust, wherein the Reporting Person’s spouse is trustee; (viii) 33,333 shares of Common Stock by Mother’s Trust, wherein the Reporting Person is a co-trustee; and (ix) 77,354 shares of Common Stock held by Phillips Edison Limited Partnership (“PELP”). The foregoing names of trusts are abbreviations.

(3)

Represents an aggregate of 314,402 shares of Common Stock and 8,441,901.81 vested OP Units, as described in footnotes (1) and (2). Except for the securities held directly by the Reporting Person, securities reported are the total securities held by the entity or trust and the Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(4)	Based on approximately 113,215,000 shares of Common Stock outstanding on December 31, 2021 and the 8,441,901.81 OP Units directly and indirectly beneficially owned by the Reporting Person.

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the prior Schedule 13D filed with the U.S. Securities and Exchange Commission on July 19, 2021 (the “Schedule 13D”). Except as indicated herein, the information set forth in the Schedule 13D remains unchanged in all material respects. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D. This Amendment No. 1 is being field to report recent transactions and update the Reporting Person’s beneficial ownership in securities of Phillips Edison & Company, Inc. (the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by the following transactions that impacted the beneficial ownership of the Reporting Person that occurred since the filing of the Schedule D.

(a)	In connection with tax and estate planning:

•	On October 15, 2021, the Reporting Person gifted 400,000 OP Units to Spouse’s Trust;

•	On October 20, 2021 the Reporting Person gifted 182,500 OP Units to Jeffrey Edison Family Trust; and

•	On October 29, 2021 Spouse’s Trust gifted 207,500 Op Units to Spouse Family Trust.

(b)	On September 30, 2021, the Reporting Person became a co-trustee under Mother’s Trust and Father’s Trust.

(c)

Having previously achieved full parity with the OP Units, 14,778 Class B Units vested and converted to OP Units on December 31, 2021 and 22,953 Class B Units vested and converted to OP Units on January 1, 2022, on a one-for one-basis. Class B Units were issued to the Reporting Person as long term compensation pursuant to the Issuer’s long term equity compensation program.

(d)

On January 11, 2022, PECO OP issued an aggregate of 1,587,038 OP Units to PELP in full settlement of the previously reported earn-out structure established in connection with the Issuer’s acquisition of PELP in 2017, under that certain Contribution Agreement dated October 4, 2017, as amended, based on the Issuer’s achievement of the specified liquidity event of the approval and listing for trading of the Issuer’s common stock on any national securities exchange on or before December 31, 2021. PELP caused the immediate subsequent distribution of these earn-out OP Units to its partners, including 768,845.77 of the earn-out OP Units to the Reporting Person and his affiliated entities, representing their respective partnership interest in PELP, for no consideration. The Reporting Person is the manager of the general partner of PELP and may be deemed to own the securities held by PELP. The OP Units distributed directly and indirectly to the Reporting Person are as follows:

•	332,583.571 OP Units distributed directly to the Reporting Person;

•	204,298.939 OP Units distributed to the Jeffrey Edison Family Trust;

•	103,358.023 OP Units distributed to Edison Properties LLC;

•	39,297.121 OP Units distributed to the Edison Family Trust;

•	30,132.795 OP Units distributed to Edison Ventures Trust;

•	26,708.817 OP Units distributed to Spouse’s Family Trust;

•	25,235.658 OP Units distributed to Old 97, Inc.;

•	5,520.795 OP United distributed to Father’s Trust; and

•	1,710.061 OP Units distributed to Spouse’s Trust.

(e)

On January 11, 2022, the then outstanding 37,055.407 vested and 139,935 unvested Class B Units held by the Reporting Person achieved full parity with the OP Units, based in part on the price of the common stock, and accordingly converted on a one-for-one basis into 37,055.407 vested OP Units and 139,935 unvested OP Units, with the next earliest vesting date (for a portion of the unvested OP Units) to occur on January 1, 2023. OP Units that were issued upon conversion of unvested Class B Units are still subject to the same vesting schedule as the originally granted unvested Class B Units. Following this conversion, the Reporting Person did not hold any Class B Units.

(f)

On January 15, 2022, the following shares of Class B Common Stock directly and indirectly beneficially owned by the Reporting Person automatically converted to shares of Common Stock, on a one for one basis, for no consideration, with cash paid in lieu of fractional shares held:

•	99,510 shares held directly;

•	12,088 shares held by Edison Properties LLC;

•	77,354 shares held by PELP;

•	33,333 shares held by Mother’s Trust; and

•	33,333 shares held by Father’s Trust.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented by the following:

(a)

The Reporting Person is deemed to beneficially own an aggregate of 8,756,303.81 shares of Common Stock, as follows: (i)of 314,402 shares of Common Stock and 8,441,901.81 vested OP Units, which represents beneficial ownership of approximately 7.2% of the Common Stock. The Reporting Person’s percentage ownership is based on approximately 113,215,000 shares of Common Stock outstanding on December 31, 2021 and the 8,441,901.81 OP Units directly and indirectly beneficially owned by the Reporting Person.

The OP Units are exchangeable for cash or, at the election of PECO OP, shares of the Common Stock on a one-to-one basis. OP Units that were issued upon conversion of unvested Class B Units are still subject to the same vesting schedule as the originally granted unvested Class B Units that were previously issued as long term incentive compensation pursuant to the Issuer’s equity based compensatory programs and convert to OP Units upon certain events.

(b)

The Reporting Person has sole power to vote and dispose of 3,230,304.667 securities, which is comprised of an aggregate of 158,294 shares of Common Stock and 3,072,010.66 7 OP Units, each held directly.

The Reporting Person has shared power to vote and dispose of 5,525,999.15 securities, which is comprised of an aggregate of 156,108 shares of Common Stock and 5,369,891.15 OP Units as follows:(i) 2,424,405.871 OP Units held by Jeffrey Edison Family Trust, wherein the Reporting Person’s spouse is the trustee; (ii) 12,088 shares of Common Stock and 1,134,215.303 OP Units by Edison Properties LLC; (iii) 431,233.177 OP Units by Edison Family Trust, wherein the Reporting Persons is co-trustee; (iv) 330,666.876 OP Units by Edison Ventures Trust, wherein the Reporting Person is trustee; (v) 500,593.389 OP Units by Spouse’s Family Trust, wherein the Reporting Person is trustee; (vi) 276,927.452 OP Units by Old 97, Inc.; (vii) 33,333 shares of Common Stock and 60,583.377 OP Units by Father’s Trust, wherein the Reporting Person is a co-trustee; (viii) 211,265.707 OP Units by Spouse’s Trust, wherein the Reporting Person’s spouse is trustee; (viii) 33,333 shares of Common Stock by Mother’s Trust, wherein the Reporting Person is a co-trustee; and (ix) 77,354 shares of Common Stock held by PELP. The foregoing names of trusts are abbreviations.

Aggregate securities held by entities and trusts are reported, and the Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(c)	The information set forth in Item 3 above is hereby incorporated by reference.

(d)

Except as described herein with respect to indirect holdings by the Reporting Person, the Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of the securities described herein.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by the following:

Contribution Agreement—The PELP Transaction Contribution Agreement, as amended, established an earn-out structure by which the contributors, including the Reporting Person, were to receive OP Units as contingent consideration if a liquidity event, including the approval and listing for trading of our common stock on any national securities exchange, is successfully achieved by the Issuer by December 31, 2021. Given the listing of the Common Stock on the Nasdaq Global Select Market on July 15, 2021, an aggregate of 1,587,038 OP Units were issued to PELP on January 11, 2022 in satisfaction of this earn-out provisions. The Reporting Person is the manager of the general partner of PELP and may be deemed to beneficially own the securities held by PELP.

The description of this agreements does not purport to be complete and is subject to and qualified in its entirety by reference to the actual agreement, the terms of which are incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Exhibit No.	Description
(1)	Contribution Agreement dated May 18, 2017 by and among Phillips Edison Grocery Center REIT I, Inc, Phillips Edison Grocery Center Operating Partnership I, L.P., the entities named on Exhibit A therein, and the Reporting Person (as incorporated herein by reference to Exhibit 2.1 to the Form 8-K dated May 23, 2017).

(2)	Amendment to Contribution Agreement by and among Phillips Edison Grocery Center REIT I, Inc, Phillips Edison Grocery Center Operating Partnership I, L.P., the entities named on Exhibit A therein, and the Reporting Person, dated as of March 12, 2019 (as incorporated herein by reference to Exhibit 2.2 to the Form 10-K for the fiscal year ended December 31, 2018).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2022

By:	/s/ Jeffrey S. Edison
Name: Jeffrey S. Edison